Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Amendment No. 2 to Registration Statement No. 333-168090 on Form S-4 of our reports dated March 2, 2010 relating to the consolidated financial statements of Buckeye GP Holdings, L.P. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the change in method of accounting for noncontrolling interests in 2009) and the effectiveness of Buckeye GP Holdings, L.P. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Buckeye GP Holdings L.P. for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche, LLP
Philadelphia, Pennsylvania
September 13, 2010